Filed pursuant to Rule 424(b)(3)
File No. 333-264149

EATON VANCE ENHANCED EQUITY INCOME FUND II
Supplement to Prospectus dated April 5, 2022

The following replaces the Financial Highlights contained in the Prospectus:

	Year Ended December 31,
	2023	2022	2021	2020	2019
Net asset value – Beginning of year	$15.750	$23.720	$21.200	$17.530	$14.820
Income (Loss) From Operations
Net investment loss(1)	$(0.049)	$(0.020)	$(0.082)	$(0.063)	$(0.026)
Net realized and unrealized gain (loss)	5.389	(6.352)	3.971	4.819	4.015
Total income (loss) from operations	$5.340	$(6.372)	$3.889	$4.756	$3.989
Less Distributions
From net realized gain	$(1.272)	$(1.062)	$(1.284)	$(0.037)	$(1.284)(2)
Tax return of capital	(0.110)	(0.541)	(0.094)	(1.050)	—
Total distributions	$(1.382)	$(1.603)	$(1.378)	$(1.087)	$(1.284)
Premium from common shares sold through shelf offering(1)	$0.002	$0.005	$0.009	$0.001	$0.005
Net asset value – End of year	$19.710	$15.750	$23.720	$21.200	$17.530
Market value – End of year	$18.720	$16.550	$24.590	$21.690	$17.830
Total Investment Return on Net Asset Value(3)	35.54%	(27.40)%	18.82%	28.55%	27.71%
Total Investment Return on Market Value(3)	22.51%	(26.42)%	20.40%	29.31%	31.22%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$1,031,206	$820,142	$1,212,024	$1,055,567	$859,315
Ratios (as a percentage of average daily net assets):
Expenses	1.09%(4)	1.09%(4)	1.08%	1.09%	1.09%
Net investment loss	(0.27)%	(0.11)%	(0.36)%	(0.35)%	(0.16)%
Portfolio Turnover	27%	15%	18%	38%	40%

(See related footnotes.)

Financial Highlights (continued)
	Year Ended December 31,
	2018	2017	2016	2015	2014
Net asset value – Beginning of year	$15.770	$13.660	$14.410	$14.540	$14.170
Income (Loss) From Operations
Net investment income (loss)(1)	$(0.027)	$(0.023)	$0.025	$0.129	$0.024
Net realized and unrealized gain	0.127	3.183	0.275	0.791	1.396
Total income from operations	$0.100	$3.160	$0.300	$0.920	$1.420
Less Distributions
From net investment income	$—	$—	$(0.054)	$(0.128)	$(0.205)
From net realized gain	(1.050)	(0.423)	(0.126)	(0.551)	(0.845)
Tax return of capital	—	(0.627)	(0.870)	(0.371)	—
Total distributions	$(1.050)	$(1.050)	$(1.050)	$(1.050)	$(1.050)
Net asset value – End of year	$14.820	$15.770	$13.660	$14.410	$14.540
Market value – End of year	$14.670	$15.220	$12.800	$13.640	$13.830
Total Investment Return on Net Asset Value(3)	0.21%	24.04%(5)	2.72%	6.87%	10.98%
Total Investment Return on Market Value(3)	2.78%	27.76%	1.68%	6.43%	15.07%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$707,577	$751,565	$651,080	$686,627	$693,110
Ratios (as a percentage of average daily net assets):
Expenses(6)	1.10%	1.10%	1.11%	1.10%	1.11%
Net investment income (loss)	(0.17)%	(0.15)%	0.18%	0.88%	0.17%
Portfolio Turnover	44%	48%	58%	52%	77%
(1)	Computed using average shares outstanding.
(2)	The tax character of a portion of the distribution ($0.069 per share) was based on management’s estimate and was subsequently determined to be $0.063 per share of tax return of capital and $0.006 per share from net realized gain.
(3)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(4)	Includes a reduction by the investment adviser of a portion of its adviser fee due to the Fund’s investment in the Liquidity Fund (equal to less than 0.005% of average daily net assets for the years ended December 31, 2023 and 2022).
(5)	During the year ended December 31, 2017, the Fund received a payment from an affiliate as reimbursement for certain losses. Excluding this payment, total return at net asset value would have been 23.72%.
(6)	Excludes the effect of custody fee credits, if any, of less than 0.005%. Effective September 1, 2015, custody fee credits, which were earned on cash deposit balances, were discontinued by the custodian.

March 27, 2024